SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Provident Financial Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

743868101

(CUSIP Number)

S. Alan Rosen, Esq.
Horgan, Rosen, Beckham & Coren, L.L.P.
23975 Park Sorrento, Suite 200
Calabasas, California 91302
(818) 591-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Jam Partners, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	100,000

	(8)	Shared Voting Power	0

	(9)	Sole Dispositive Power	100,000

	(10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 2.70%

14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): JAM Special Opportunities Fund, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	3,750

	(8)	Shared Voting Power	0

	(9)	Sole Dispositive Power	3,750

	(10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,750

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 0.10%

14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): JAM Managers, L.L.C.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): NA

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	103,750

	(8)	Shared Voting Power	0

	(9)	Sole Dispositive Power	103,750

	(10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 103,750

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 2.80%

14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Sy Jacobs

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): PF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	6,250

	(8)	Shared Voting Power	103,750

	(9)	Sole Dispositive Power	6,250

	(10)	Shared Dispositive Power	103,750

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 110,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 2.97%

14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Endicott Partners, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	48,900

	(8)	Shared Voting Power	0

	(9)	Sole Dispositive Power	48,900

	(10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,900

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 1.32%

14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Endicott Partners II, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	47,800

	(8)	Shared Voting Power	0

	(9)	Sole Dispositive Power	47,800

	(10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 47,800

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 1.29%

14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Endicott Offshore Investors, Ltd.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	45,200

	(8)	Shared Voting Power	0

	(9)	Sole Dispositive Power	45,200

	(10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,200

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 1.22%

14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): W.R. Endicott, L.L.C.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): NA

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	96,700

	(8)	Shared Voting Power	0

	(9)	Sole Dispositive Power	96,700

	(10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 96,700

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 2.61%

14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Endicott Management Co.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	15,200

	(8)	Shared Voting Power	0

	(9)	Sole Dispositive Power	15,200

	(10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,200

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 0.41%

14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Wayne K. Goldstein

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): NA

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	0

	(8)	Shared Voting Power	157,100

	(9)	Sole Dispositive Power	0

	(10)	Shared Dispositive Power	157,100

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 157,100

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 4.24%

14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Robert I. Usdan

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): NA

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	0

	(8)	Shared Voting Power	157,100

	(9)	Sole Dispositive Power	0

	(10)	Shared Dispositive Power	157,100

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 157,100

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 4.24%

14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 743868101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Gene F. Gaines

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [   ]

3)	SEC Use Only

4)	Source of Funds (See Instructions): PF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting- Person With	(7)	Sole Voting Power	1,000

	(8)	Shared Voting Power	0

	(9)	Sole Dispositive Power	1,000

	(10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 0.03%

14)	Type of Reporting Person (See Instructions): IN

Item 1: Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the $0.01 par value Common Stock (the “Shares”) of Provident Financial Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s Shares are traded on the Nasdaq National Market System under the symbol “PROV.” The principal executive offices of the Issuer are located at 3756 Central Avenue, Riverside, California 92506.

Item 2: Identity & Background.

     (a)  Names of Filing Persons:

     This Schedule 13D is being jointly filed by each of the following persons (hereinafter defined as: (i) the “JAM Parties”; (ii) the “Endicott Parties”; and (iii) Mr. Gene F. Gaines (“Mr. Gaines”) (collectively, the “Filing Persons”) pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

          (i) The Jam Parties:

(A)	JAM Partners, L.P., a Delaware limited partnership (“JAM”);

(B)	JAM Special Opportunities Fund, L.P., a Delaware limited partnership (“JAM SOF”);

(C)	JAM Managers, L.L.C. a Delaware limited liability company (“JAM MGR”); and

(D)	Sy Jacobs (“Mr. Jacobs”), the General Partner of JAM and JAM SOF and the Managing Member of JAM MGR.

          (ii) The Endicott Parties:

(A)	Endicott Partners, L.P., a Delaware limited partnership (“EPLP”);

(B)	Endicott Partners II, L.P., a Delaware limited partnership (“EPII”);

(C)	Endicott Offshore Investors, Ltd., a British Virgin Islands international business company (“EOI”);

(D)	W.R. Endicott, L.L.C., a Delaware limited liability company (“WRE LLC”) and general partner of EPLP and EPII;

(E)	Endicott Management Co., a Delaware corporation (“Endicott Management”) and advisor to EPLP, EPII, EOI and two managed accounts;

(F)	Wayne K. Goldstein (“Mr. Goldstein”), a Managing Member of WRE LLC and Co-President of Endicott Management; and

(G)	Robert I. Usdan (“Mr. Usdan”), a Managing Member of WRE LLC and Co-President of Endicott Management.

     The Filing Persons have entered into a Joint Filing Agreement, dated as of May 29, 2002, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons have agreed to act as a group solely for the purposes of seeking the election of Mr. Gaines and Mr. Jacobs to the Issuer’s Board of Directors. The Filing Persons do not believe that the Issuer’s Board of Directors has considered all opportunities to maximize shareholder value. Thus, the solicitation of the nomination and election of Messrs. Gaines and Jacobs is intended to cause the Issuer’s Board of Directors to consider more dramatic steps to maximize shareholder value rather than pursuing the current course of mediocre financial performance, coupled with moderate buy-backs of the Shares. (See letter to Management attached as Exhibit B.)

     (b)  Residence or Business Address:

JAM Parties: One Fifth Avenue New York, NY 10003

EPLP, EPLPII, WRE LLC, Endicott Management, Mr. Goldstein and Mr. Usdan: 237 Park Avenue, Suite 801 New York, NY 10017

EOI: c/o Trident Fund Services (B.V.I) Ltd. Wickhams Cay P.O. Box 146 Road Town Tortola, British Virgin Islands

Mr. Gene F. Gaines 1018 Second Street, Unit 1 Santa Monica, California 90403

     (c)  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

     JAM and JAM SOF are limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial services providers. JAM MGR is a limited liability company and general partner of JAM and JAM SOF. Mr. Jacobs is the Managing Member of JAM MGR. JAM, JAM SOF, JAM MGR and Mr. Jacobs conduct their activities from One Fifth Avenue, New York, New York 10003.

     EPLP, EPII and EOI invest in, among other things, the equity securities of various financial services providers. Endicott Management, in addition to being the advisor to EPLP,

EPII and EOI, also manages two accounts which invests in, among other things, financial service providers. WRE LLC is the General Partner of EPLP and EPII. Messrs. Goldstein and Usdan are Co-Presidents of Endicott Management and Managing Members of WRE LLC. EPLP, EPII, WRE LLC, Endicott Management, Mr. Goldstein and Mr. Usdan conduct their activities from 237 Park Avenue, Suite 801, New York, New York 10017. EOI conducts its activities from Wichhams Cay, Tortola, British Virgin Islands.

     Mr. Gaines, an individual, is an investor for his personal account. Mr. Gaines is formerly the Chief Executive Officer of First Professional Bank, Santa Monica, California, and formerly Chairman of First Professional Bank’s holding company, Professional Bancorp, until its sale to First Community Bancorp in 2001. Mr. Gaines is currently Executive Vice President and the manager of the Private Banking Division at Pacific Western Bank, a subsidiary of First Community Bancorp. Mr. Gaines operates from his home located at 1018 Second Street, Unit 1 Santa Monica, California 90403.

     (d)  and (e)

     During the last five years, none of the Filing Persons has been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors), nor have any such persons or entities been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

     (f)  Citizenship:

     JAM, JAM SOF and JAM MGR are organized under Delaware law. Jacobs is a citizen of the U.S.A.

     EPLP, EPII, WRE LLC, and Endicott Management, are organized under Delaware law. EOI is organized under the laws of the British Virgin Islands. Mr. Goldstein and Mr. Usdan are citizens of the U.S.A.

     Mr. Gaines is a citizen of the U.S.A.

Item 3: Source and Amount of Funds or Other Consideration

     For the JAM Parties, the aggregate purchase price of the Shares covered by this Statement was $2,323,283. Certain Shares were purchased in a margin account in the ordinary course of business. For the Endicott Parties, the aggregate purchase price of the Shares covered by this Statement was $4,386,884. No borrowed funds were used to purchase these Shares. For Mr. Gaines, the aggregate purchase price of the Shares covered by this Statement was $31,450. No borrowed funds were used to purchase these Shares.

Item 4: Purpose of Transaction

     The Shares that are the subject of this Schedule 13D were acquired by the Filing Persons for the purpose of investment. Depending upon investment strategies, the need for or availability of funds, the price of the Shares, and other considerations, each of the Filing Persons may acquire additional Shares or dispose of some or all of their respective Shares from time to time. The Filing Persons believe the Issuer’s Board of Directors has not considered all opportunities to maximize shareholder value. (See Exhibit B.) To foster this outcome, the Filing Persons seek the addition of Messrs. Gaines and Jacobs to serve on the Issuer’s Board of Directors in order to consider more dramatic steps to maximize shareholder value, rather than the current independent course of mediocre financial performance with moderate buy-backs of Shares. The Filing Persons have agreed to form a group solely for these purposes. The Filing Persons seek the addition of Messrs. Gaines and Jacobs to the Issuer’s Board of Directors through their nomination or, if necessary, by causing their election at the Issuer’s annual meeting of shareholders.

     At present, except as disclosed above regarding the Filing Persons’ intentions to change the composition of the Issuer’s Board of Directors, the Filing Persons have no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (c), inclusive, and paragraphs (e) through (j), inclusive of this Item 4 of this Schedule 13D. The Filing Persons intend to continue to explore the options available to them. The Filing Persons may, at any time or from time to time, review or reconsider their position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer

     (a)  Based on Form 10-Q filed by the Issuer, as of May 10, 2002, the Issuer had 3,707,171 Shares issued and outstanding. The following chart reflects the ownership of the Shares by the Filing Persons:

Name	Numbers of Shares	Percentage

JAM Parties	110,000	2.97%
Endicott Parties	157,100	4.24%
Mr. Gaines	1,000	0.03%

	268,100	7.23%

     (b)  With respect to the JAM Parties, JAM MGR has the power to vote or direct the voting of and the power to dispose or to direct the disposition of 103,750 Shares of the Issuer’s stock, and Mr. Jacobs has the power to vote or direct the voting of and the power to dispose or to direct the disposition of 6,250 Shares of the Issuer’s stock. Because Mr. Jacobs is the Managing Member of JAM MGR, he may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the Shares of the Issuer’s stock held by the JAM Parties that is the subject of this Schedule 13D. Each of Mr. Jacobs and JAM MGR disclaims beneficial ownership of shares of the Issuer’s stock held by the other Filing Persons.

     EPLP, EPII, WRE LLC have the power to vote or direct the voting of and the power to dispose or direct the disposition of 96,700 shares of the Issuer’s stock. Endicott Management has the power to vote or direct the voting of and the power to dispose or direct the disposition of 15,200 Shares of the Issuer’s stock. Endicott Offshore Investors, Ltd. has the power to vote or direct the voting of and the power to dispose or direct the disposition of 45,200 Shares of the Issuer’s stock. Because Messrs. Goldstein and Usdan are Co-Presidents of Endicott

Management and Managing Members of WRE LLC, they may be deemed to have the indirect power to vote and to dispose or direct the disposition of the Shares the Issuer’s stock held by the Endicott Parties. Messrs Goldstein and Usdan disclaim beneficial ownership of Shares of the Issuer’s stock held by the other Filing Persons.

     Mr. Gaines has the has the power to vote or direct the voting of and the power to dispose or direct the disposition of 1,000 shares of the Issuer’s stock. Mr. Gaines disclaims beneficial ownership of Shares of the Issuer’s stock held by the other Filing Persons.

     (c)  Purchases in the last 60 days. See Exhibit C attached. The transactions identified in Exhibit C were effected through one or more brokers on the Nasdaq National Market.

     (d)  No person other than the Filing Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares that are the subject of this Schedule 13D.

     (e)  Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Except as set forth herein, none of the Filing Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the Shares of the Issuer’s stock that are the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. Certain of the Shares of the JAM Parties were purchased in a margin account in the ordinary course of business.

Item 7: Material to be Filed as Exhibits

     Exhibit A — Joint Filing Agreement

     Exhibit B — Letter to Management

     Exhibit C — Schedule of Purchases

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JAM PARTNERS, L.P. By its General Partner JAM MANAGERS, L.L.C.
Dated: May 31, 2002	By: /s/ Sy Jacobs

Name: Sy Jacobs Title: Managing Member

Dated: May 31, 2002	JAM SPECIAL OPPORTUNITIES FUND, L.P. By its General Partner JAM MANAGERS, L.L.C. By: /s/ Sy Jacobs

Name: Sy Jacobs Title: Managing Member

JAM MANAGERS, L.L.C.
Dated: May 31, 2002	By: /s/ Sy Jacobs

Name: Sy Jacobs Title: Managing Member

Dated: May 31, 2002	By: /s/ Sy Jacobs

Name: Sy Jacobs

Dated: May 31, 2002	ENDICOTT PARTNERS, L.P. By its General Partner W.R. ENDICOTT, L.L.C. By: /s/ Wayne K. Goldstein

Name: Wayne K. Goldstein Title: Managing Member

ENDICOTT PARTNERS II, L.P. By its General Partner W.R. ENDICOTT, L.L.C.
Dated: May 31, 2002	By: /s/ Wayne K. Goldstein

Name: Wayne K. Goldstein Title: Managing Member

Dated: May 31, 2002	W.R. ENDICOTT, L.L.C. By: /s/ Wayne K. Goldstein

Name: Wayne K. Goldstein Title: Managing Member

Dated: May 31, 2002	ENDICOTT OFFSHORE INVESTORS, LTD. By its Director By: /s/ Robert I. Usdan

Name: Robert I. Usdan

Dated: May 31, 2002	ENDICOTT MANAGEMENT CO. By its Co-President By: /s/ Wayne K. Goldstein

Name: Wayne K. Goldstein

Dated: May 31, 2002	By: /s/ Wayne K. Goldstein

Name: Wayne K. Goldstein

Dated: May 31, 2002	By: /s/ Robert I. Usdan

Name: Robert I. Usdan

Dated: May 31, 2002	By: /s/ Gene F. Gaines

Name: Gene F. Gaines